EXHIBIT 3.2



                  AMENDMENT TO THE BYLAWS OF PVF CAPITAL CORP.

         Section 2 of Article I of the PVF Capital Corp.'s Bylaws is amended, subject to and effective upon the date of receipt of Office of Thrift Supervision approval of the appointment of Marty E. Adams and Thomas J. Smith as directors of the Company, to read in its entirety as follows:

                  SECTION 2. Number and Term. The board of directors shall consist of 12 members, and shall be divided into three classes as nearly equal in number as possible. The members of each class shall be elected for a term of three years and until their successors are elected and qualified. One class shall be elected by ballot annually.